Exhibit 99.4

Your Vote Counts!
SAFE BULKERS, INC.

2026 Annual Meeting
Vote by September 9, 2026
11:59 PM Eastern Time (“ET”)
(NOTE FOR HOLDERS THROUGH EURONEXT SECURITIES ATHENS:
the cutoff to return votes is instead 11:59 p.m. ET on August 30, 2026, to accommodate the time required to process votes or legal proxies through the cross-border chain of custody)

SAFE BULKERS, INC. APT. D11, LES ACANTHES 6 AVENUE DES CITRONNIERS MC98000, MONACO

T02202-P55827-Z93575

You invested in SAFE BULKERS, INC. and it’s time to vote!

You have the right to vote on proposals being presented at the Annual Meeting. This is an important notice regarding the availability of proxy materials for the shareholder meeting to be held on September 10, 2026.

Get informed before you vote

View the Proxy statement and Annual Report online OR you can receive a free paper or email copy of the material(s) by requesting prior to August 27, 2026. If you would like to request a copy of the material(s) for this and/or future shareholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy.

For complete information and to vote, visit www.ProxyVote.com
Control #

Smartphone users Point your camera here and vote without entering a control number	Vote in Person at the Meeting* September 10, 2026 15:00 local time Fairmont Hotel, 12 Avenue des Spélugues Monte Carlo, 98000, Monaco

*	Please check the meeting materials for any special requirements for meeting attendance. At the meeting, you will need to request a ballot to vote these shares.

Vote at www.ProxyVote.com

THIS IS NOT A VOTABLE BALLOT

This is an overview of the proposals being presented at the upcoming shareholder meeting. Please follow the instructions on the reverse side to vote these important matters.

Voting Items			Board Recommends
1.	Election of the Class III directors listed below to hold office for a three-year term until the annual meeting for the year in which their terms expire and until their successors are duly elected and qualified.
	Nominees:		For
	01)	Konstantinos Adamopoulos
	02)	Kristin H. Holth
	03)	Vasilis Hajioannou
2.	Ratification of appointment of Deloitte, Certified Public Accountants S.A. as the Company’s independent auditors for the year ending December 31, 2026.		For
3.	To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

Prefer to receive an email instead? While voting on www.ProxyVote.com, be sure to click “Delivery Settings”.

T02203-P55827-Z93575